FOR IMMEDIATE RELEASE

Shareholders of TYW Approve Reorganization into Open-End Fund

Lisle, IL – November 23, 2011 – (NYSE: TYW) Today, Guggenheim Funds Investment Advisors, LLC announced that the shareholders of TS&W / Claymore Tax-Advantaged Balanced Fund a diversified closed-end management investment company (NYSE: TYW or the “Fund”), have approved a reorganization into an open-end fund, Rydex | SGI Municipal Income Fund (the “Rydex | SGI Fund”), a series of Security Income Fund.

The closing of the reorganization is expected to occur on or about January 13, 2012, subject to satisfaction of certain closing conditions (the “Closing Date"). Upon the Closing Date, Rydex | SGI Fund will acquire substantially all of the assets and will assume the stated liabilities of TYW, in exchange for shares of Rydex | SGI Fund (the “New Shares”) to be issued to TYW. The New Shares of Rydex | SGI Fund issued to TYW will be distributed as a liquidating distribution to the common shareholders of TYW in complete liquidation and termination of TYW. Thus, common shareholders of TYW will become shareholders of Rydex | SGI Fund. Following the Reorganization, TYW will dissolve.

Approximately two weeks prior to the Closing Date, on or about December 30, 2011, common shares of TYW will cease trading on the New York Stock Exchange (“NYSE”) in order to allow time to transfer shareholder information to the Rydex | SGI Fund and its transfer agent. During this time period, holders of common shares of TYW will not be able to sell their common shares and their investment will temporarily be illiquid. After the closing of the reorganization, however, such holders may redeem New Shares of Rydex | SGI Fund at net asset value. Shareholders will be able to redeem New Shares of Rydex | SGI Fund received in the reorganization as of the close of business of the first business day following the Closing Date, which will be January 17, 2012 assuming the reorganization closes on January 13, 2012, at the net asset value per share next determined after the time when such shares are tendered for redemption.

Rydex | SGI Fund will seek to provide current income with an emphasis on income exempt from federal income tax, while also considering capital appreciation. In pursuit of its objective, Rydex | SGI Fund will invest, under normal market conditions, at least 80% of its assets in a diversified portfolio of municipal securities whose interest is free from federal income tax. Rydex | SGI Fund will allocate assets across different market sectors and maturities and may invest in municipal bonds rated in any rating category or in unrated municipal bonds. Rydex | SGI Fund, however, will invest under normal market conditions, at least 80% of its assets in investment grade securities.

Security Global InvestorsSM will serve as investment adviser to the Rydex | SGI Fund and Rydex Distributors, LLC will distribute the Rydex | SGI Fund. Guggenheim Partners Asset Management, LLC (“GPAM”) will serve as investment sub-adviser to the Rydex | SGI Fund. GPAM is a subsidiary of Guggenheim Partners, LLC and Security Global InvestorsSM and Rydex Distributors, LLC are subsidiaries of Security Benefit Corporation, which is a subsidiary of Guggenheim SBC Holdings, LLC, an entity managed by an affiliate of Guggenheim Partners, LLC. GPAM will manage the Rydex | SGI Fund utilizing a dynamic strategy that combines a rigorous municipal security selection process with a relative value analysis. There can be no assurance that the Rydex | SGI Fund will be successful in achieving its investment objective.

In connection with the reorganization, TYW will redeem 100% of its outstanding auction market preferred shares (“AMPS”). The redemption price will be equal to the liquidation preference per share, plus accumulated but unpaid dividends as of the applicable redemption date (as noted in the table below).

Series	CUSIP Number	Number of	Amount	Redemption
		Shares	Redeemed	Date
		Redeemed
M7	87280R207	2,100	$52,500,000	January 10, 2012
T28	87280R306	2,100	$52,500,000	January 11, 2012

Additional Information

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of TYW.

Guggenheim Funds Investment Advisors, LLC acts as the Investment Adviser for TYW.

With assets exceeding $115 billion*, Guggenheim Investments has a long, distinguished history of serving institutional investors, ultra-high-net-worth individuals, family offices and financial intermediaries. We offer clients a wide range of differentiated capabilities built on a proven commitment to investment excellence. Guggenheim Investments has offices in Chicago and New York along with a global network of offices throughout the United States, Europe, and Asia.

Guggenheim Investments represents the investment management businesses of Guggenheim Partners, LLC (“GP”). The following businesses comprise Guggenheim Investments: Security Investors, LLC (SI) doing business as Security Global InvestorsSM and Rydex Investments, Guggenheim Partners Asset Management, LLC, (“GPAM”), Guggenheim Investment Management, LLC, (“GIM”), Guggenheim Funds Investment Advisors, LLC, Guggenheim Funds Distributors, Inc., Guggenheim Aviation, GS GAMMA Advisors, LLC, Guggenheim Real Estate, LLC, Guggenheim Structured Real Estate, Guggenheim Partners Europe, Claymore Investments, Inc., Transparent Value Advisors, LLC and Guggenheim Partners India Management.

* Asset figure is based upon the best available information as of 9/30/2011 and consists of assets under management and serviced assets of the various asset managers comprising Guggenheim Investments. The total asset figure includes $8.7B of leverage for assets under management and $0.8B of leverage for serviced assets.

Investors should consider the investment objectives and policies, risk considerations, charges and expenses of TYW carefully before they invest. For this and more information, please contact a securities representative or Guggenheim Funds, 2455 Corporate West Drive, Lisle, Illinois 60532, 800-345-7999.

The foregoing does not constitute an offer of any securities for sale. The proxy statement/prospectus relating to the Reorganization contains important information relating to the foregoing and shareholders are urged to read it. Free copies of the proxy statement/prospectus are available by calling Guggenheim Funds at 800-345-7999 or on the SEC's web site at www.sec.gov.

Following the closing of the Reorganization, Rydex | SGI Fund intends to commence a continuous offering of its securities. Other than in the Reorganization, securities of the Rydex | SGI Fund may not be sold nor may offers to buy be accepted prior to that time. A registration statement relating to these securities has been filed with the Securities and Exchange Commission and is effective; however, the Rydex | SGI Fund has not yet commenced offering its shares. Information contained herein is subject to completion or amendment. This communication shall not constitute an offer to sell or a solicitation of any offer to buy; nor shall there be any sale of these securities in any state where the offer, solicitation, or sale is not permitted.

Analyst Inquiries:
William T. Korver

Guggenheim Funds Distributors, Inc.
630.505.3700
William.Korver@guggenheimfunds.com

Media Inquiries:
Jeaneen Pisarra
Guggenheim Investments
917.386.0387
jpisarra@sg-investors.com

NOT FDIC - INSURED • NOT BANK - GUARANTEED • MAY LOSE VALUE
Member FINRA/SIPC (11/11)
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